UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Charles & Colvard, Ltd.

File No. 000-23329 - CF#21949

       Charles & Colvard, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on April 14, 2008.

       Based on representations by Charles & Colvard, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.113   through April 11, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

       Eloise Bavaria
       Special Counsel